FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 30, 2007

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.

10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. (THE "COMPANY") ANNOUNCES A PETITION FOR THE
CANCELLATION OF THE EXEMPTION FROM OBTAINING BUILDING PERMITS FOR RADIO
ACCESS DEVICES WAS FILED WITH THE ISRAELI HIGH COURT OF JUSTICE

Netanya, Israel – July 27, 2007 – Cellcom Israel Ltd. (NYSE: CEL), announced that on July 26, 2007, the Company was served with a petition which was filed with the Israeli High Court of Justice. The petition was filed against the Israeli Minister of Environmental Protection, Minister of Interior and the Minister of Communications; the Company and three other cellular operators have been joined as formal respondents. As discussed in our prior SEC filings, the Company has installed certain radio access devices without seeking building permits in reliance upon an exemption from such requirement.  The petition seeks to cancel the exemption and requests that the government refrain from granting any environmental permits based on the exemption and seeks the annulment of any existing environmental permits, granted based on such an exemption.  The petition includes a request to grant an interim order preventing the issuance of any permits, based on the exemption, for the construction and/or operation of cell sites, until the court will have decided on the main petition.

At this preliminary stage, we are unable to assess the petition’s chances of success. We intend to defend our position vigorously.

For additional details see our most recent annual report for year 2006 under “Item 3. Key Information – D. Risk Factors – Risks related to our business – We may not be able to obtain permits to construct cell sites” and under “Item 4. Information on the Company – B. Business Overview – Government Regulations – Permits for Cell Site Construction – Site Licensing”.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its 2,928 million subscribers (as at March 2007) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. Cellcom Israel operates an HSDPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired etc. In April 2006 Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom Israel, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. For additional information please visit the Company's website http://investors.ircellcom.co.il

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646 213 1914

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	July 30, 2007	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel